

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Stephen P. Herbert
Chief Executive Officer
Armada Acquisition Corp. I
2005 Market Street Suite 3120
Philadelphia, PA 19103

> **Re: Armada Acquisition Corp. I**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 3, 2021**
> **File No. 333-257692**

Dear Mr. Herbert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 3, 2021

Risk Factors

Our anchor investors have provided indications of interest to purchase up to 99% of the units sold in this offering, page 31

1.   We note your disclosure on page 31 that in the event that your units are concentrated in a limited number of anchor investors, you may not be able to meet the public distribution requirement, among others, of the Nasdaq initial listing standards. We also note your disclosure on page 34 that you expect to meet on a pro forma basis Nasdaq's minimum initial listing standards. Please tell us whether you intend to close the offering if the units are allocated to anchor investors in such a way that you would not meet Nasdaq's initial listing standards, including the public distribution requirement. We may have additional comments.

Related Party Transactions, page 50

2.   We note your disclosure on page 50 that upon consummation of your initial business combination, your sponsor will sell founder shares to each anchor investor that purchases the full number of units allocated to it in this offering. Such disclosure does not appear to be consistent with disclosure elsewhere in your filing that describes the sale of sponsor membership interests to the anchor investors. Please revise or advise.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Wei Wang, Esq.